May 20, 2013
H. Roger Schwall
Assistant Director
United States Security and Exchange Commission
Washington, D.C.  20549

Re:	Be Active Holdings, Inc.
Form 8-K
Filed January 15, 2013
Form 8-K/A
Filed January 29, 2013
File No. 333-174435

Dear Mr. Schwall:

The above-referenced registrant, Be Active Holdings, Inc. (the “Company”, “we”, “us” or “our”), is in receipt of your letter dated February 26, 2013.  Your letter sets forth a number of comments of the Securities and Exchange Commission with respect to the above-referenced filings.  Set forth below are the Company’s responses to such comments.  The Company is simultaneously filing Amendment No. 2 to the Form 8-K (the “Second Amended Form 8-K”).  For your convenience, we have reproduced the comments from the Commission’s staff in the order provided followed by the Company’s corresponding response.

Form 8-K Filed January 15, 2013

General

1.  We note your disclosure under Item 2.01 with respect to the private placement of
Units and the stock purchase agreement.  Please file another amendment to your Form
8-K in which you indicate in the EDGAR tag that the filing also includes Item 1.01 disclosure, and provide all such required disclosure in the amended filing.  See Item
601(b) (10) of Regulation S-K and Instruction 1 to Item 1.01 of Form 8-K.

Response:

In the Second Amended Form 8-K, we included Item 1.01 disclosures regarding entry into a material definitive agreement.

Mr. H. Roger Schwall
May 20, 2013

Description of Business, page 4

Markets, page 5

2. If you retain the assertion, please provide us with supplemental support for the industry data you reference, and clarify whether the amount is a domestic or worldwide total.

Response:

The source of the industry data reference under Markets in the Form 8-K, refers to an on-line publication (www.idfa,org/news--views/media-kits/ice-cream/ice-cream-sales-and-trends/), quoted from the USDA, National Agriculture Statistics Service regarding ice cream and related frozen desserts produced in the United States.

In the Second Amended Form 8-K, we included this reference.

Sales and Distribution, page 5

3.  Please disclose here and in a new risk factor your dependence on one or a few major customers.  Footnote 10 to your financial statements indicates that sales to one customer accounted for approximately 52% of sales for the year ended December 31,

2011.

Response:

In the Second Amended Form 8-K, we included this concentration of sales for December 31, 2012 and 2011 within the Sales and Distribution section, as well as a new risk factor.

4.  Please provide additional disclosure to clarify whether your special “Vendor Status” with C&S Wholesale Grocers is pursuant to a written contract provision or otherwise, and briefly discuss how an entity receives that qualification.

Response:

The special “Vendor Status” stems from an agreement dated June 21, 2010, whereby Be Active entered into a program with C&S Wholesale Grocers and agreed to pay a monthly fee based on gross sales of product in exchange for warehousing, inventory control utilizing certain reports and data, use of their billing system, certain promotion and advertising and a preferred vendor status.   In the Second Amended Form 8-K, we included this additional disclosure.

Mr. H. Roger Schwall
May 20, 2013

Management’s  Discussion and Analysis of Financial Condition and
Results of Operations, page 7

Results of Operations, page 8

5.  Please expand your discussion of the items listed under this caption for all periods presented to explain the reasons for material changes.  For example, we note you state that your cost of goods sold expense increased to $1,506,921 from $584,319 from December 31, 2010 to December 31, 2011.  As another example, you disclose on page 12 that your general and administrative expenses increased 2% for the nine months ended September 30, 2012 as compared to the nine months ended September
30, 2011.  Your explanation states that the “increase is primarily attributable to an increase in professional fees and a decrease in officer’s salaries.”  In this regard, quantify the amount of the change that was contributed by each of the factors or events you identify when you refer to more than one component as a contributor to a material change.

Response:

In the Second Amended Form 8-K, we provided the Results of Operations for December 2012 as compared to December 31, 2011 and will quantify the amounts of change attributable to all contributing factors.

Nine Months Ended September 30, 2012 Compared to Nine Months Ended September 30, 2011, page 11

6.  The financial information you display under this heading appears to be for the three months ended September 30, 2012 and September 30, 2011 rather than the nine months then ended for these periods.  Please review and revise your presentation as necessary.

Response:

In the Second Amended Form 8-K, we provided the Results of Operations for December 2012 as compared to December 31, 2011.

Capital Resources and Liquidity, page 13

7. We note the amount identified as the accumulated deficit as of September 30, 2012 does not match the balance sheet. Please review and revise as necessary.

Mr. H. Roger Schwall
May 20, 2013

Response:

The discrepancy in accumulated deficit was a typographical error.

In the Second Amended Form 8-K, we provided Capital Resources and Liquidity disclosures for the year ended December 31, 2012.

Executive Officers and Directors, page 20

8.  For each listed individual, please provide a complete description of the principal business activities during most recent five years, leaving no gaps or ambiguities with regard to time.  For example, specify when Mr. Rienzi stopped serving as Executive Vice President of Rienzi & Sons, and it also is unclear why you suggest that he (rather than Mr. Kesner) resigned from the company.

Response:

The reference to Mr. Rienzi resigning in this disclosure was a typographical error.  It was Mr. Kesner who resigned.

In the Second Amended Form 8-K, we clarified any gaps or ambiguities in the descriptions of the business activities of the listed individuals.

Executive Compensation, page 21

Summary Compensation Table, page 21

9.  Revise the tabular disclosure to clarify that these amounts were for service as officers of Be Active.  Also confirm that the amount for the CFO’s salary is accurate, and briefly discuss why salaries decreased in 2012.

Response:

In the Second Amended Form 8-K, we specified that the amounts for services disclosed in the Summary Compensation Table are for officers of Be Active.

Salaries to officers of Be Active decreased from 2011 as compared to 2012, as an effort on the part of the officers to retain cash in the Company.  In the Second Amended Form 8-K, we provided an explanatory note as such.

Mr. H. Roger Schwall
May 20, 2013

Employment Agreements, page 22

10. We note that your employment agreements reference criteria to be adopted by the compensation committee or independent members of the board of directors.  We further note your disclosure on page 20 that you do not maintain any committees of the Board of directors and have no independent directors.  Please clarify what criteria will be used to determine to determine annual bonuses for Mr. Wexler, Mr. Wolfson and Mr. Pugliese, and also clarify the reference to “independent directors” in the context of your board risk assessment discussion at page 21.

Response:

Since the Company currently has no compensation committee,  until such time, the employment agreements entered into with the officers will each have a two year term, automatically renewed for successive one year periods thereafter unless either party provides written notice of intention not to review the agreement.  The employment agreements will provide a base salary, paid in periodic installments in accordance with the Company’s regular payroll practices and an annual bonus, based on reaching certain financial targets as defined.

In the Second Amended Form 8-K, we modified the disclosure regarding the employment agreements accordingly.

The use of the term “independent director” was in intended to refer to the definition of independent directors as defined in NASDAQ National Stock Market Rules whereby an independent director is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship with the Company which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Certain Relationships and Related Transactions, page 23

11. We note your disclosure that on November 15, 2012, two Class A common shareholders of the company advanced Be Active $200,000 to pay the revolving credit facility.  If either shareholder fits within Item 403(a) of Regulation S-K, disclose the particulars.

Response:

Item 403(a) requires that the Registrant provide certain information with respect to any person (or group) known to be the beneficial owner of more than five percent of any class of the Registrant’s voting securities.  The Stockholders mentioned in the

Mr. H. Roger Schwall
May 20, 2013

noted disclosure are both officers of the Company and their beneficial ownership is disclosed in the Security Ownership of Certain Beneficial Owners and Management.

In the Second Amended Form 8-K, we modified the disclosure such that it is apparent that the stockholders are officers of the Company.

Item 3.02 Unregistered Sale of Equity Securities, page 28

12. We note your disclosure of the private placement of 3,852,403 units. Please amend your Form 8-K to provide the information required by Item 701(d) of Regulation S-K. See Item 3.02(a) of Form 8-K.

Response:

Item 701(d) of Regulation S-K requires the Registrant to indicate the section of the Securities Act or SEC rule under which exemption from registration was claimed and to briefly state the facts relied upon to make the exemption available.

The Company sold the units without registration under the Securities Act of 1933, as amended, in reliance on the exemptions provided by Section 4(2) of the Securities Act and Regulation D, based on the lack of any general solicitation or advertising in connection with the sale of the securities, the representation of each investor to the Company that it is an accredited investor (as defined in Rule 501 of Regulation D) and that it is purchasing the securities for its own account. The securities may not be offered or sold in the United States without an effective registration statement or pursuant to an exemption from applicable registration requirements.

In the Second Amended Form 8-K, we modified the disclosure to include this language.

Item 9.01 Financial Statements and Exhibits, page 29

13. Please file as exhibits to the amended Form 8-K all material contracts, pursuant to Item 601(b) (10) of Regulation S-K. For example, we refer you to your revolving credit facility at Signature Bank, two co-packing agreements, and shareholders agreement.

Mr. H. Roger Schwall
May 20, 2013

Response:

In the Second Amended Form 8-K, we filed all exhibits as required, including (i) the Agreement of Shareholders of Be Active Brands, Inc, (ii) the Revolving Credit Facility with Signature Bank, and (iii) the Preferred Vendor Agreement with C&S Wholesale Grocers.   All other agreements not filed as exhibits were deemed immaterial.

14. You will not be entitled to incorporate by reference any unsigned versions of contracts.  See generally Instruction 1 to Item 601 of Regulation S-K.  Also, be sure to file complete versions of the exhibits, including all schedules and other referenced attachments.

Response:

In the Second Amended Form 8-K, we filed all exhibits as required.

Form 8-K/A-1 Filed January 29, 2013

General

15. Please note that Rule 12b-15 of the Exchange Act requires that amendments contain the complete text of the item being amended.

Response:

In the Second Amended Form 8-K, we included the complete text of the items being amended.

Exhibit 99.2

Balance Sheets, page 1

16. Please revise the presentation of the September 30, 2011 column to be that of the end of the preceding fiscal year, or December 31, 2011. Refer to Rule 8-03 of Regulation S-X.

Mr. H. Roger Schwall
May 20, 2013

Response:

In the Second Amended Form 8-K, we included the audited financial statements for December 31, 2012 and 2011.

Note 10. Capital Stock, page 9

17. We note your disclosure stating that the Agreement of Merger and Plan of Reorganization was dated January 9, 2012.  However, we note this date is identified as January 9, 2013 in your subsequent events footnote.  Please review and revise your disclosure as necessary.

Response:

The Agreement of Merger and Plan of Reorganization was dated January 9, 2013.  The 2012 date was a typographical error.

In the Second Amended Form 8-K, we corrected this error.

18. Please clarify for us why you have retroactively restated the share amounts in the unaudited financial statements for a reverse merger and recapitalization transaction that did not occur until January 9, 2013.

Response:

On counsel from our auditors, we restated per share amounts similar to the treatment for a stock split.

In the Second Amended Form 8-K, we corrected this error.

Mr. H. Roger Schwall
May 20, 2013

Exhibit 99.3

19. Please tell us how you considered providing an introductory paragraph which briefly sets forth a description of the transaction, the entities involved, and the periods for which the pro forma information is presented and an explanation of what the pro forma presentation shows.  Refer to 11-02(b) (2) of Regulation S-X.

Response:

In the Second Amended Form 8-K, we presented an introductory paragraph, including a description of the transaction, entities involved and periods for which the pro forma information is presented.

Pro Forma Consolidated Statement of Operations

20. Please expand your pro forma presentation to include pro forma per share data.
Refer to Rule 11-02(b) (7) of Regulation S-X.

Response:

In the Second Amended Form 8-K, we presented per share data.

21. Please clarify for us why pro forma adjustment (6) did not result in the complete elimination of the accumulated deficit of Be Active Holdings, Inc.

Response:

The remaining accumulated deficit in the pro forma presentation was a clerical error.

In the Second Amended Form 8-K, we presented pro forma information for December 31, 2012 and 2011 which includes the correct elimination of the accumulated deficit.

Mr. H. Roger Schwall
May 20, 2013

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

David Wolfson, Chief Financial Officer